Exhibit 99.1

AiHuiShou International Co. Ltd. Reports Unaudited Second Quarter 2021 Financial Results

SHANGHAI, August 17, 2021 /PRNewswire/ -- AiHuiShou International Co. Ltd. ("ATRenew" or the "Company") (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

•	Total net revenues grew by 56.2% to RMB1,867.7 million (US$289.3 million) from RMB1,195.8 million in the second quarter of 2020.
•

Loss from operations was RMB507.3 million (US$78.6 million), compared to RMB116.0 million in the second quarter of 2020. Adjusted loss from operations (non-GAAP)[1]was RMB51.0 million (US$7.9 million), compared to RMB36.6 million in the second quarter of 2020.

•

Total Gross Merchandise Volume (“GMV[2]”) increased by 69.6% to RMB7.8 billion from RMB4.6 billion in the second quarter of 2020. GMV for product sales increased by 72.7% to RMB1.9 billion from RMB1.1 billion in the second quarter of 2020. GMV for online marketplaces increased by 68.6% to RMB5.9 billion from RMB3.5 billion in the second quarter of 2020.

•	Number of consumer products transacted[3] increased by 27.9% to 7.8 million from 6.1 million in the second quarter of 2020.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “We are pleased to deliver robust financial and operational results in our first quarterly earnings release as a public company. Our NYSE listing in June marked a paramount milestone following a decade of commitment and effort to fulfill our mission to give a second life to all idle goods. During the quarter, we further upgraded our pre-owned consumer products supply chain and automated operation capabilities, elevating the efficiency of pre-owned consumer electronics transactions on our platform. Meanwhile, we continued to empower small merchants in mid- and lower-tier cities and optimize the consumer experience. By leveraging our proprietary technology and services along with the pre-owned electronics supply chain we have established, we are well-positioned to increase the overall penetration and circulation rate of pre-owned consumer electronics in China, and to generate sustainable value for our shareholders and society while supporting the development of China’s circular economy.”

[1]	See “Reconciliations of GAAP and Non-GAAP Results” for more information.

[2] “GMV” represents the total dollar value of goods distributed to merchants and consumers through transactions on the Company’s platform in a given period for which payments have been made, prior to returns and cancellations, excluding shipping cost but including sales tax.

[3] “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “In the second quarter of 2021, our GMV and revenue both maintained strong momentum. Our proprietary system for automated inspection, grading, and pricing serves as the essential technical foundation to empower small merchants and provide optimal transaction services for our PJT Marketplace and Paipai Marketplace. Notably, revenue contribution from services during the quarter continued to increase, further demonstrating our economies of scale. Looking ahead, we will continue to invest in our operations and automation technology upgrades to provide consumers and merchants with optimal trade-in and consignment experiences. Utilizing our combined resources with strategic partners, we will continue to expand the presence of our recycling, trade-in, and multiple-device trade-in within our ecosystem.”

Second Quarter 2021 Financial Results

REVENUE

Total net revenues increased by 56.2% to RMB1,867.7 million (US$289.3 million) from RMB1,195.8 million in the same period of 2020.

•

Net product revenues increased by 53.1% to RMB1,603.4 million (US$248.3 million) from RMB1,047.2 million in the same period of 2020. The increase was attributable to an increase in the sales of pre-owned consumer electronics through PJT Marketplace, Paipai Marketplace and the Company’s offline trade-in channels. GMV for product sales increased by 72.7% to RMB1.9 billion from RMB1.1 billion in the second quarter of 2020.

•

Net service revenues increased by 77.9% to RMB264.3 million (US$40.9 million) from RMB148.6 million in the same period of 2020. The increase was primarily due to the increases in transaction volume on PJT Marketplace and Paipai Marketplace and an increase in the average commission rate. GMV for online marketplaces increased by 68.6% to RMB5.9 billion from RMB3.5 billion in the second quarter of 2020.

OPERATING COSTS AND EXPENSES

Operating costs and expenses increased by 81.0% to RMB2,379.4 million (US$368.5 million) from RMB1,314.4 million in the same period of 2020. The increase was primarily due to the Company’s business growth and the immediate recognition of share-based compensation expense of RMB378.4 million (US$58.6 million) resulting from restricted share units and options granted to the management immediately prior to the IPO and options granted to employees with an IPO condition.

•	Merchandise costs increased by 56.9% to RMB1,395.4 million (US$216.1 million) from RMB889.5 million in the same period of 2020. The increase was primarily due to the growth in product sales.
•

Fulfillment expenses increased by 84.4% to RMB275.5 million (US$42.7 million) from RMB149.4 million in the same period of 2020. The increase was primarily due to (i) an increase in personnel cost in connection with the Company’s growing business and the immediate recognition of share-based compensation expense of RMB42.5 million (US$6.6 million) resulting from options granted to employees with an IPO condition; and (ii) the increases in logistics expenses and operation center related expenses which were in line with the increase in sales of pre-owned consumer electronics.

•

Selling and marketing expenses increased by 60.3% to RMB316.3 million (US$49.0 million) from RMB197.3 million in the same period of 2020. The increase was primarily due to (i) an increase in personnel cost in connection with the Company’s growing business and the immediate recognition of share-based compensation expense of RMB26.3 million (US$4.1 million) resulting from options granted to employees with an IPO condition; and (ii) an increase in sales commissions in connection with traffic acquisition and sourcing of pre-owned devices.

•

General and administrative expenses increased by 593.2% to RMB310.3 million (US$48.1 million) from RMB44.8 million in the same period of 2020. The increase was primarily due to the share-based compensation expense of RMB220.1 million (US$34.1 million) in connection with the restricted share units and options granted to the management immediately prior to the IPO and the immediate recognition of share-based compensation expense of RMB62.0 million (US$9.6 million) resulting from options granted to employees with an IPO condition.

•

Technology and content expenses increased by 144.5% to RMB81.9 million (US$12.7 million) from RMB33.5 million in the same period of 2020. The increase was primarily due to the increase in personnel cost in connection to the expansion of the research and development team and the immediate recognition of share-based compensation expense of RMB27.6 million (US$4.3 million) resulting from options granted to employees with an IPO condition.

LOSS FROM OPERATIONS

Loss from operations was RMB507.3 million (US$78.6 million), compared to RMB116.0 million in the second quarter of 2020. Adjusted loss from operations (non-GAAP) was RMB51.0 million (US$7.9 million), compared to RMB36.6 million in the second quarter of 2020.

NET LOSS

Net loss was RMB505.7 million (US$78.3 million), compared to RMB107.3 million in the second quarter of 2020. Adjusted net loss (non-GAAP)4 was RMB59.7 million (US$9.2 million), compared to RMB39.8 million in the second quarter of 2020.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB13.47 (US$2.09), compared to RMB23.07 in the same period of 2020.

Adjusted basic and diluted net loss per ordinary share (non-GAAP)5 were RMB1.59 (US$0.25), compared to RMB2.12 in the same period of 2020.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents and short-term investments increased to RMB2,835.5 million (US$439.2 million) as of June 30, 2021 from RMB1,015.9 million as of December 31, 2020, primarily due to net proceeds from the Company’s initial public offering in June 2021.

Business Outlook

For the third quarter of 2021, the Company currently expects its total revenues to be between RMB1,870.0 million and RMB1,930.0 million. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Environment, Social, and Governance

On July 13, 2021, the Company announced its response to the 14th Five-Year Plan (2021-2025) for Circular Economy Development released by the National Development and Reform Commission. The Company pursues its mission "to give a second life to all idle goods", supporting the development of a circular economy.

[2]	See “Reconciliations of GAAP and Non-GAAP Results” for more information.
[3]	See “Reconciliations of GAAP and Non-GAAP Results” for more information.

On August 17, 2021, the Company published its first environmental, social and governance (“ESG”) report, highlighting the company’s long-term initiatives focused on improving its environmental impact and furthering its social contributions. The full report is available on the Company’s investor relations website and is provided in both Simplified Chinese and English.

Recent Development

On July 20, 2021, the Company announced that, in connection with its previously announced initial public offering, the underwriters have exercised their over-allotment option to purchase an additional 1,875,717 shares of the Company’s American Depositary Shares (“ADSs”) (equivalent to 1,250,478 Class A ordinary shares of the Company) at a price of US$14.00 per ADS. The Company also announced the closing of its initial public offering of 16,233,000 at a price of US$14.00 per ADS, which did not include the sale of shares pursuant to the over-allotment option. As of July 20, 2021, the Company had 18,108,717 ADSs outstanding (equivalent to 12,072,478 Class A ordinary shares of the Company), which included the ADSs issued as part of the Company’s initial public offering and the underwriters’ exercise of their over-allotment option.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, August 17, 2021 at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on Tuesday, August 17, 2021) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	6346736

The replay will be accessible through August 24, 2021 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	10159327

A live and archived webcast of the conference call will also be available at the Company's investor relations website at ir.aihuishou.com.

About AiHuiShou International Co. Ltd.

Headquartered in Shanghai, AiHuiShou International Co. Ltd. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of

RMB6.4566 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2021.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted loss from operations, adjusted net loss and adjusted net loss per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted loss from operations is loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Adjusted net loss is net loss excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, tax benefit from amortization of such intangible assets and fair value change in warrant liabilities. Adjusted net loss per ordinary share is adjusted net loss attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share. Adjusted net loss attributable to ordinary shareholders is net loss attributable to ordinary shareholders excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, tax benefit from amortization of such intangible assets and fair value change in warrant liabilities.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted loss from operations and adjusted net loss help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted loss from operations and adjusted net loss provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition, tax benefit from amortization of such intangible assets and fair value change in warrant liabilities have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to loss from operations, net loss, and net loss attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to provide facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

AiHuiShou International Co. Ltd.

Investor Relations

Email: ir@aihuishou.com

In the United States:

ICR LLC.

Email: aihuishou@icrinc.com

Tel: +1-212-537-0461

AIHUISHOU INTERNATIONAL CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31	As of June 30,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	918,076	2,785,542	431,426
Short-term investments	97,866	50,000	7,744
Amount due from related parties	289,156	305,441	47,307
Inventories, net	176,994	352,326	54,568
Funds receivable from third party payment service providers	124,262	191,221	29,616
Prepayments and other receivables, net	268,284	562,352	87,097
Total current assets	1,874,638	4,246,882	657,758
Non-current assets:
Investment in equity investees	96,362	114,112	17,674
Property and equipment, net	69,562	78,265	12,122
Intangible assets, net	1,367,841	1,241,364	192,263
Goodwill	1,803,415	1,803,415	279,313
Other non-current assets	14,520	98,115	15,196
Total non-current assets	3,351,700	3,335,271	516,568
TOTAL ASSETS	5,226,338	7,582,153	1,174,326
LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings	369,657	209,205	32,402
Accounts payable	27,201	48,317	7,483
Accrued expenses and other current liabilities	396,612	394,331	61,074
Accrued payroll and welfare	115,400	107,319	16,622
Convertible bonds	160,000	—	—
Amount due to related parties	114,669	45,067	6,980
Total current liabilities	1,183,539	804,239	124,561
Non-current liabilities:
Long-term borrowings	32,624	14,066	2,179
Warrant liability	—	19,587	3,034
Deferred tax liabilities	341,960	350,341	54,261
Total non-current liabilities	374,584	383,994	59,474
TOTAL LIABILITIES	1,558,123	1,188,233	184,035
TOTAL MEZZANINE EQUITY	8,879,894	—	—
EQUITY (DEFICIT)
TOTAL EQUITY (DEFICIT)	(5,211,679)	6,393,920	990,291
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)	5,226,338	7,582,153	1,174,326

AIHUISHOU INTERNATIONAL CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	1,047,248	1,603,419	248,338	1,653,351	2,913,966	451,316
Net service revenues	148,564	264,297	40,934	234,673	468,181	72,512
Operating expenses (1)(2)
Merchandise costs	(889,469)	(1,395,358)	(216,113)	(1,390,269)	(2,491,054)	(385,815)
Fulfillment expenses	(149,391)	(275,525)	(42,673)	(307,345)	(498,544)	(77,215)
Selling and marketing expenses	(197,305)	(316,295)	(48,988)	(341,455)	(538,875)	(83,461)
General and administrative expenses	(44,758)	(310,280)	(48,056)	(98,658)	(339,688)	(52,611)
Technology and content expenses	(33,524)	(81,903)	(12,685)	(73,689)	(137,402)	(21,281)
Total operating expenses	(1,314,447)	(2,379,361)	(368,515)	(2,211,416)	(4,005,563)	(620,383)
Other operating income	2,661	4,369	677	8,472	4,730	733
Loss from operations	(115,974)	(507,276)	(78,566)	(314,920)	(618,686)	(95,822)
Interest expense	(7,604)	(5,513)	(854)	(11,139)	(12,065)	(1,869)
Interest income	5,360	1,013	157	7,270	4,433	687
Other income, net	846	(4,862)	(753)	7,405	(3,948)	(611)
Fair value change in warrant liabilities	—	(9,242)	(1,431)	—	(9,242)	(1,431)
Loss before income taxes	(117,372)	(525,880)	(81,447)	(311,384)	(639,508)	(99,046)
Income tax benefits	11,914	19,460	3,014	23,942	38,919	6,028
Share of income (loss) in equity method investments	(1,801)	735	114	(6,082)	123	19
Net loss	(107,259)	(505,685)	(78,319)	(293,524)	(600,466)	(92,999)
Accretion of convertible redeemable preferred shares	(326,123)	—	—	(652,246)	(508,627)	(78,776)
Net loss attributable to ordinary shareholders of the Company	(433,382)	(505,685)	(78,319)	(945,770)	(1,109,093)	(171,775)
Net loss per ordinary share:
Basic	(23.07)	(13.47)	(2.09)	(50.35)	(39.30)	(6.09)
Diluted	(23.07)	(13.47)	(2.09)	(50.35)	(39.30)	(6.09)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	18,782,620	37,552,443	37,552,443	18,782,620	28,219,382	28,219,382
Diluted	18,782,620	37,552,443	37,552,443	18,782,620	28,219,382	28,219,382
Net loss	(107,259)	(505,685)	(78,319)	(293,524)	(600,466)	(92,999)
Foreign currency translation adjustments	16	2,427	376	(614)	2,152	333
Total comprehensive loss	(107,243)	(503,258)	(77,943)	(294,138)	(598,314)	(92,666)
Accretion of convertible redeemable preferred shares	(326,123)	—	—	(652,246)	(508,627)	(78,776)
Total comprehensive loss attributable to ordinary shareholders	(433,366)	(503,258)	(77,943)	(946,384)	(1,106,941)	(171,442)

AIHUISHOU INTERNATIONAL CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	—	(42,491)	(6,581)	—	(42,491)	(6,581)
Selling and marketing expenses	—	(26,264)	(4,068)	—	(26,264)	(4,068)
General and administrative expenses	—	(282,070)	(43,686)	—	(282,070)	(43,686)
Technology and content expenses	—	(27,580)	(4,272)	—	(27,580)	(4,272)
(2) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(77,766)	(76,258)	(11,811)	(156,286)	(152,517)	(23,622)
Technology and content expenses	(1,580)	(1,580)	(245)	(3,160)	(3,160)	(489)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(115,974)	(507,276)	(78,566)	(314,920)	(618,686)	(95,822)
Add:
Share-based compensation expense	—	378,405	58,607	—	378,405	58,607
Amortization of intangible assets resulting from business acquisitions	79,346	77,838	12,056	159,446	155,677	24,111
Adjusted loss from operations	(36,628)	(51,033)	(7,903)	(155,474)	(84,604)	(13,104)
Net loss	(107,259)	(505,685)	(78,319)	(293,524)	(600,466)	(92,999)
Add:
Share-based compensation expense	—	378,405	58,607	—	378,405	58,607
Amortization of intangible assets resulting from business acquisitions	79,346	77,838	12,056	159,446	155,677	24,111
Fair value change in warrant liabilities	—	9,242	1,431	—	9,242	1,431
Less:
Tax effect of amortization of intangible assets resulting from business acquisitions	(11,914)	(19,460)	(3,014)	(23,942)	(38,919)	(6,028)
Adjusted net loss	(39,827)	(59,660)	(9,239)	(158,020)	(96,061)	(14,878)
Adjusted net loss per ordinary share:
Basic	(2.12)	(1.59)	(0.25)	(8.41)	(3.40)	(0.53)
Diluted	(2.12)	(1.59)	(0.25)	(8.41)	(3.40)	(0.53)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	18,782,620	37,552,443	37,552,443	18,782,620	28,219,382	28,219,382
Diluted	18,782,620	37,552,443	37,552,443	18,782,620	28,219,382	28,219,382